United States
               Securities and Exchange Commission
                    Washington, D.C.  20549

                         SCHEDULE 13D/A

           Under the Securities Exchange Act of 1934

                        AMENDMENT NO. 1

                          ONEOK, INC.
                     ----------------------
                        (Name of Issuer)

             Common Stock, Par Value $.01 per share
     ------------------------------------------------------
                 (Title of Class of Securities)

                            68267810
                     ----------------------
                         (CUSIP Number)

                       Richard D. Terrill
Executive Vice President, General Counsel and Corporate Secretary
                    Western Resources, Inc.
                    818 South Kansas Avenue
                      Topeka, Kansas 66612
                         (785)575-6322

------------------------------------------------------------------------------
  (Name, Address, and Telephone Number of Person Authorized to
              Receive Notices and Communications)

                       November 18, 1999
--------------------------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisitions which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

CUSIP NO. 68267810


1.  NAME OF REPORTING PERSON                      Western Resources, Inc.
    S.S. OR I.R.S. IDENTIFICATION NO.             48-0290150

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF      (A)        |_|
    A GROUP                                       (B)        | |

3.  SEC USE ONLY

4.  SOURCE OF FUNDS                               n/a

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)    |_|

6.  CITIZENSHIP OR PLACE OF ORGANIZATION          State of Kansas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH
PERSON WITH:

   7.  SOLE VOTING POWER                          2,605,867

                                                  An additional 19,946,448
                                                  shares of Common Stock
                                                  issuable in certain
                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

   8.  SHARED VOTING POWER                        0

   9.  SOLE DISPOSITIVE POWER                     2,605,867

                                                  An additional 19,946,448
                                                  shares of Common Stock
                                                  issuable in certain
                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

  10.  SHARED DISPOSITIVE POWER                   0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY
    EACH REPORTING PERSON                         2,605,867

                                                  An additional 19,946,448
                                                  shares of Common Stock
                                                  issuable in certain

CUSIP NO. 68267810




                                                  circumstances in the event
                                                  of the conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of 19,946,448
                                                  shares of Series A
                                                  Convertible Preferred Stock.

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW
    (11) EXCLUDES CERTAIN SHARES                  |_|

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN
    ROW (11)                                      8.6%

                                                  Up to 45.0% of the Common
                                                  Stock outstanding in the
                                                  event of conversion (the
                                                  conditions for which are not
                                                  expected to occur within the
                                                  next 60 days) of Series A
                                                  Convertible Preferred Stock

14. TYPE OF REPORTING PERSON                      CO

          Item 1.   Security and Issuer.

This statement on Schedule 13D ("Statement") is filed by Western Resources, Inc. ("Western") and relates to the Common Stock, par value $.01 per share ("Common Stock"), of ONEOK, Inc., an Oklahoma corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 West Fifth Street, Tulsa, Oklahoma 74103.

          Item 2.   Identity and Background.

No change.

          Item 3.   Source and Amount of Funds or Other Consideration.

Not applicable.

          Item 4.   Purpose of Transaction.

No change.

          Item 5.   Interest in Securities of Issuer.

(a) Western beneficially owns 2,605,867 shares of Common Stock and 19,946,448 shares of Series A Convertible Preferred Stock. The shares of Common Stock held by Western constitute 8.6% of the outstanding Common Stock as of November 26, 1999. The shares of Series A Convertible Preferred Stock held by Western would constitute 39.8% of the outstanding Common Stock as of November 26, 1999 upon (and after giving effect to) conversion of the Series A Convertible Preferred Stock; however such shares are not currently convertible and Western does not expect the conditions for conversion to occur within the next 60 days.

(b) Western has sole power to vote and to dispose of the 2,605,867 shares of Common Stock, and any shares of Common Stock owned following conversion of the 19,946,448 shares of Series A Convertible Preferred Stock.

(c) Western sold 313,333 shares of Common Stock of the Issuer in the 60 day period immediately preceding November 29, 1999.
Such shares are listed below:

           Shares Sold          Price Per Share          Date of Sale
              4,173                $30.1961                 09/30/99
              8,182                $29.6356                 10/01/99
              8,181                $30.1950                 10/04/99
              8,182                $30.1206                 10/05/99
              8,182                $30.4613                 10/06/99
             15,627                $29.5959                 10/12/99
              8,837                $29.5347                 10/13/99
             10,636                $29.8423                 10/14/99
             10,636                $29.9293                 10/15/99
             10,391                $29.8918                 10/18/99
              9,082                $29.8739                 10/19/99
              9,818                $29.3964                 10/20/99
              2,534                $28.8750                 10/25/99
              7,118                 $29.078                 11/05/99
             12,273                $29.3163                 11/08/99
              8,182                $29.6706                 11/09/99
             15,136                $29.0804                 11/10/99
             15,137                $29.3176                 11/11/99

             15,136                $29.0990                 11/12/99
             16,036                $28.8020                 11/15/99
             16,037                $29.7790                 11/16/99
             16,036                $29.6958                 11/17/99
             16,037                $29.4646                 11/18/99
             16,036                $29.8584                 11/19/99
             18,136                $28.1154                 11/22/99
              6,545                $26.6984                 11/23/99
             15,955                $27.0401                 11/24/99
              5,072                $27.4073                 11/26/99

All such shares were required to be sold by Western to the Issuer by the Shareholder Agreement dated as of November 27, 1997 between the Issuer and Western as a result of the Issuer's open market purchases of Common Stock in a share repurchase program.

Except as set forth in this Statement, neither Western, nor, to the best of Western's knowledge, any executive officer or director of the Western, beneficially owns any Common Stock or has engaged in any transaction in any such shares during the sixty day period immediately preceding the date hereof.

          Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change.

          Item 7.   Materials to be Filed as Exhibits.

          Exhibit 1 Identity of Executive Officers and Directors of Western Resources, Inc.

                           SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                     WESTERN RESOURCES, INC.



                                     By:   /s/ Richard D. Terrill
                                     Richard D. Terrill
                                     Executive Vice President, General Counsel
                                     and Corporate Secretary





Dated:  November 29, 1999

                              EXHIBIT 1
         Executive Officers and Directors of Western Resources, Inc.

WESTERN RESOURCES, INC. - EXECUTIVE OFFICERS:

David C. Wittig, Chairman of the Board, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Thomas L. Grennan, Executive Vice President, Electric Operations, 818 South Kansas Avenue, Topeka, Kansas 66612

Carl M. Koupal, Jr., Executive Vice President, Chief Administrative Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Douglas T. Lake, Executive Vice President, Chief Strategic Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

William B. Moore, Executive Vice President, Chief Financial Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Richard D. Terrill, Executive Vice President, General Counsel and Corporate Secretary, 818 South Kansas Avenue, Topeka, Kansas 66612

WESTERN RESOURCES, INC. - DIRECTORS:

David C. Wittig, Chairman of the Board, President and Chief Executive Officer, 818 South Kansas Avenue, Topeka, Kansas 66612

Frank J. Becker, President, Becker Investments, Inc., 4840 West 15th, Suite 1011, Lawrence, Kansas 66049

Dr. Gene A. Budig, President, American League of Professional Baseball Clubs, 245 Park Avenue, 28th Floor, New York, New York 10167

Thomas R. Clevenger, 818 South Kansas Avenue, Topeka, Kansas 66612

John C. Dicus, Chairman of the Board and Chief Executive Officer, Capitol Federal Savings Bank MHC, 700 South Kansas Avenue, Topeka, Kansas 66603

David H. Hughes, 818 South Kansas Avenue, Topeka, Kansas  66612

Russell W. Meyer, Chairman and Chief Executive Officer, Cessna Aircraft Company, One Cessna Blvd., Wichita, Kansas 67215

Jane Dresner Sadaka, 818 South Kansas Avenue, Topeka, Kansas  66612

Louis W. Smith, President and Chief Financial Officer, Ewing Marion Kauffman Foundation, 4801 Rockhill Road, Kansas City, Missouri 64110-2046





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